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The Italy Fund Inc. Announces Expiration of Tender Offer and Preliminary Results

NEW YORK, July 20/PRNewswire/ -- The Italy Fund Inc. (NYSE: ITA) announced today that its tender offer for up to 1,691,573 shares, which represents 25% of its issued and outstanding shares of common stock, expired yesterday at 12:00 Midnight Eastern Time.

Based upon current information, approximately 4,401,680.047 shares were tendered, of which approximately 58,058 were tendred pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 38.94% of the shares properly tendered. These figures are preliminary and subject to adjustment, and should not be regarded as final. The actual proration of shares to be purchased will be announced at a later date. The purchase price of properly tendered shares is 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

The Italy Fund Inc., a non-diversified investment company, is managed by Smith Barney Fund Management LLC, a wholly-owned subsidiary of Salomon Smith Barney Holdings Inc., and is listed on the New York Stock Exchange under the symbol "ITA." As of July 19, 2001, the Fund's net asset value per share was $8.36 and its market price was $7.78 per share.